Ulthera, Inc.

1840 Stapley Drive, Suite 200

Mesa, Arizona 85204

July 22, 2014

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Ulthera, Inc. – Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-195415)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Ulthera, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-195415), together with all exhibits thereto, initially filed with the Commission on April 21, 2014, as amended (the “Registration Statement”).

The Company is applying for withdrawal of the Registration Statement because on June 26, 2014, the Company entered into a definitive merger agreement pursuant to which Merz Incorporated (“Merz”) will acquire the Company. As a result of the merger, the Company will become a wholly owned subsidiary of Merz. The Registration Statement has never been declared effective by the Commission, and the Company has not sold any securities under the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Ulthera, Inc., 1840 Stapley Drive, Suite 200, Suite 200, Mesa, Arizona 85204 with a copy to the Company’s counsel, Latham & Watkins LLP, 140 Scott Drive, Menlo Park, California 94025, facsimile number (650) 463-2600.

If you have any questions with respect to this matter, please contact Kathleen Wells of Latham & Watkins LLP at (650) 463-2677.

Sincerely,

Ulthera, Inc.

/s/ Gregory D. Waller

Gregory D. Waller Chief Financial Officer

cc:	Alan C. Mendelson, Latham & Watkins LLP

Kathleen M. Wells, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP